Exhibit 4.3

THIS ADDENDUM, dated 28 March 2011, to the Investment Agreement for the Subscription to and Sale of Shares of Mayo-Ben Investments and Development Ltd. (the Agreement), dated 27 October 2010, BY AND BETWEEN:

(1)	Mayotex Ltd., a company incorporated and existing under the laws of the State of Israel, company no. 511461360, whose registered office is at 3 Hanapach Street Ashkelon, Israel (the Investor); and

(2)
Mayo-Ben Investments and Development Ltd., (the Company), a company incorporated and existing under the laws of the State of Israel, company no. 511653040, whose registered office is 36 Shderot Hazionut, Ashkleon, Israel,

(hereinafter each of the Company and the Investor a Party and collectively the Parties).

Whereas, pursuant to the Agreement the Investor agreed to purchase 325 Ordinary Shares of the Company in consideration of the Investment Amount, at a Price Per Share which was subject to adjustment.

Whereas, pursuant to a draft Fairness Opinion obtained by the Investor, the Price Per Share required an adjustment in accordance with the relevant stipulations set out therefor in Clause 4 of the Agreement, which will result in (if applied): (i) an Adjusted Price Per Share; and (ii) the issue of Adjustment Shares, in consideration for the payment of the Investment Amount.

Whereas, the Investor now wishes and the Company agrees that pursuant to the above, the Investor shall have the option to provide a portion of the Investment Amount by means of a  loan to the Company in an amount equal to the Adjustment Shares multiplied by the Adjusted Price Per Share in lieu of the issuance of  Adjustment Shares  in accordance with Clause 4.6 of the Agreement.

Whereas, the Parties now wish that the above will be reflected in the Agreement.

WHEREBY it is agreed as follows.

1.	Status of this Addendum

1.1.
Subject to, and conditional upon, the matters set out below, this addendum to the Agreement (the Addendum) amends and supplements the Agreement. Except as expressly amended by this Addendum, the Agreement shall remain in full force and effect.

1.2.	Terms defined in the Agreement shall have the same meaning in this Addendum, unless otherwise defined in this Addendum.

1.3.
In the event of any discrepancies and/or contradiction between the terms and conditions of this Addendum and the terms and conditions of the Agreement, the terms and conditions of this Addendum shall prevail in respect of the subject matter hereof.

2.	Adjustment

2.1.
Given the fact that the Price Per Share is subject to the Adjustment, the Investor shall have the right to provide the Investment Amount in the following manner rather than through the issuance of the Adjustment Shares:

2.1.1.
a portion of the Investment Amount, of which US$250,000 has previously been paid by the Investor, which shall be not less than the Adjusted Price Per Share multiplied by 325, will be paid to the Company in consideration for issuance to the Investor of 325 Ordinary Shares (the Adjusted Investment Amount); and

2.1.2.	an amount equal to the Investment Amount minus the Adjusted Investment Amount, will be provided to the Company as a loan (the Adjusted Investment Loan).

2.2.
The Adjusted Investment Loan will be granted against the same terms and conditions as the Loan, mutatis mutandis, subject to: (i) the Adjusted Investment Loan shall bear annual interest at the rate of LIBOR-0.5%; and (ii) Clause 3.5 of the Agreement shall not be applicable to the Adjusted Investment Loan.

2.3.
In the event that prior to the repayment, or the deemed repayment of the Adjusted Investment Loan and the Loan in full, in accordance with the provisions set out in Clause 3.5 of the Agreement, the Investor or Defense Industries International, Inc. shall have suffered a material adverse effect (where for the purpose of this clause 2.4 a Material Adverse Effect means any event, circumstance, effect, occurrence or state of affairs or any combination thereof which is materially adverse to the business, operations, assets, liabilities (including contingent liabilities), of the Group which will prevent the fundamental and basic operation of such business), then the Company will be entitled to convert the outstanding and unpaid amount of the Adjusted Investment Loan and the Loan, including any interest accrued thereon, into equity of the Company at a Company valuation that is the higher of: (i) US$6 million; and (ii) the Company's value as shall be determined at the date of such Material Adverse Effect in accordance with Clause 4 of the Agreement.

2.4.
The Company shall be entitled to approach the Institute of Certified Public Accountants in Israel to appoint an arbitrator and obtain a new fairness opinion in accordance with the provisions set out in Clause 4 of the Agreement following the third anniversary of the Agreement. In the event that such fairness opinion shall determine that the Company's value exceeds US$6,000,000, the Company shall be entitled to convert the outstanding and unpaid amount of the Adjusted Investment Loan and the Loan (or a portion thereof), including any interest accrued thereon, into equity of the Company at a Company valuation as set out in such fairness opinion.

2.5.
The Parties further agreed that notwithstanding anything to contrary in Clause 4.5 of the Agreement, the Company shall be entitled to object to the Fairness Opinion and to approach the Institute of Certified Public Accountants in Israel to appoint an arbitrator in accordance with the provisions set out in clause 4.5 of the Agreement prior to the lapse of a 12-month period as of the date on which the Fairness Opinion is received by the Investor.

3.	Miscellaneous

3.1.
Any notice or other communication to be given by one Party to the other Parties under, or in connection with, this Addendum shall be sent by e-mail, provided that such e-mail notice will be followed on the same day (or if such day is not a business day, on the following business day) by registered mail or courier to the respective address of a Party, as set out above, or by facsimile (with confirmation of receipt) to the numbers set out below. Notices sent under this Clause shall be for the attention of the following persons at the following addresses:

The Company:	Gil Fostbinder, at: gil@mayo-ben.co.il, fax: 08-6732247.

The Investor:	Uri Nissani, at: uri@dfns-group.com, fax: 03-7168484.

With a copy of all notices to:

Prof. Yuval Levy & Co.:	Ayal Klinemintz, at: aklinemintz@yuvalaw.co.il, fax: 03-5164185.

Notices will be deemed to be received one business day after the time of transmission.

A Party may notify the other Party of a change to its relevant addressee or address for the purposes of this Clause, provided that, such notice shall only be effective on:

(a) the date specified in the notice as the date on which the change is to take place; or

(b) if no date is specified or the date specified is less than five business days after the date on which notice is given, the date following five business days after notice of any change has been given.

3.2.
Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Addendum and the intentions of the Parties as reflected in this Addendum.

3.3.
This Addendum shall be governed by, and construed in accordance with, the internal substantive laws of the State of Israel, and the parties hereby consent and submit to the exclusive jurisdiction of the competent courts of the District of Tel Aviv Yaffo all matters relating to this Addendum.

3.4.
This Addendum may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the party actually executing such counterpart, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties to this Addendum have caused this Addendum to be duly executed and delivered as of the day and year written above.

Mayotex Ltd.:	Mayo-Ben Investments and Development Ltd.:
By:_________________	By: ______________________
Name:_______________	Name: ____________________
Title: _________________	Title: ____________________